October 10, 2024

Michael W. Carter
Vice President and Principal Accounting Officer
Global Macro Trust
c/o Millburn Ridgefield Corporation
55 West 46th Street, 31st Floor
New York, New York 10036

       Re: Global Macro Trust
           Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-50102
Dear Michael W. Carter:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2023 Financial Statements as of and for the Years Ended December 31, 2023 and 2022, page F-1

1. We note that you have issued and outstanding multiple series of units of beneficial interest in the Trust. Please tell us your consideration of the guidance in Securities Act
       Sections Compliance and Disclosure Interpretations Question 104.01. Statements of Financial Highlights, page F-11

2. We note from footnote (a) that you derive the per share amounts presented for net investment income (loss) and net gains (losses) from U.S. Treasury notes based on the weighted average number of units outstanding for the relevant year for each series.
       Given that the per share amounts for profit share allocated to Managing Owner are not necessarily significant, it therefore appears that you include significant balancing amounts necessary to reconcile the change in net asset value per share with net realized and unrealized investment gains (losses) on trading of futures and forward currency contracts, especially related to Series 1, consistent with the guidance in ASC
 October 10, 2024
Page 2

       946-205-50-7c. Please represent to us that in future filings you will disclose the reasons for significant balancing amounts necessary to reconcile the change in net asset value per share included in the net realize and unrealized gains (losses) on trading of futures and forward currency contracts line item or other line items as required by ASC 946-205-50-7c. Otherwise, please tell us where you have made these disclosures.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855
with any questions.



                                                          Sincerely,

                                                          Division of
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